

May 20, 2025

Daniel Wagner
Chief Executive Officer
Rezolve AI Limited
21 Sackville Street
London, W1S 3DN
United Kingdom

> **Re: Rezolve AI Limited**
> **Registration Statement on Form F-1**
> **Filed May 16, 2025**
> **File No. 333-287390**

Dear Daniel Wagner:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alexandra Barone at 202-551-8816 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Penny J. Minna, Esq.